RALLY

Bill of Sale

As of December 17, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and Metropolis Collectibles Inc. (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#59FLASH
Description:	1959 The Flash #105 comic book graded NM 9.4 by CGC
Total Acquisition Cost:	$ 58,000.00
Consideration: Cash (%) Equity (%) Total	$ 58,000.00 (100%) $ 0 (0%) $ 58,000.00 (100%)